

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

February 23, 2010

Nicholas Schorsch
Chief Executive
American Realty Capital New York Recovery REIT, Inc.
405 Park Avenue
New York, New York 10022

> **Re:** **American Realty Capital New York Recovery REIT, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed January 28, 2010**
> **File No. 333-163069**

Dear Mr. Schorsch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We acknowledge the receipt of promotional material and sales literature in your correspondence dated January 28, 2010. We are currently in the process of reviewing it and may have further comment.

2. We note your response to comment 1 in our letter dated January 15, 2010 that the disclosure on page 4 has been modified to quantify the amount of the discount from the public offering price. Please revise to quantify the conversion price and clarify the basis for the discount. If the discount relates solely to the lack of selling

commissions and dealer manager fees, please so state. In addition, please revise your disclosure in the body of the prospectus to provide the terms of the preferred shares.

3. We note your response to comment 2 in our letter dated January 15, 2010. With respect to tab 5 in the Summary Table of Sources, please provide us with a more complete version of the U.S. Bureau of Labor Statistics source.   It is not clear from the portion that you have provided that the table reflects the job losses in New York City during the period presented.

Prospectus Summary, page 10

4. We note that your summary, including "Questions and Answers About This Offering," is 25 pages long and you currently repeat a lot of information in your summary section that appears in the body of the prospectus. Please revise to limit your summary section to a summarization of those aspects of the offering that are the most significant, highlight those points in clear, plain language and eliminate repetitive disclosure.

5. We note your response to comment 3 in our letter dated January 15, 2010. Please revise to clarify whether you intend the remaining 30% of your assets to be located in New York City. In addition, please include similar disclosure regarding how you intend to invest the remaining 30% of the offering proceeds in the Use of Proceeds section as well.

6. We note your response to comment 4 in our letter dated January 15, 2010. Please revise your compensation tables as noted below or advise:

    ▪ Please revise your tables beginning on pages 16 and 89 to quantify as a percentage your expected leverage and the maximum leverage permitted by your charter;

    ▪ If the initial amounts provided in the tables assume no debt, please consider removing such amounts as you have stated your intention to use leverage or otherwise explain how such amounts were calculated; and

    ▪ Please revise your tables on pages 13 and 59 to include the acquisition and advisory fees based upon using the maximum leverage provided by your charter and, in the footnotes, include the fees based upon 50% leverage.

7. We note your disclosure in the compensation table on page 18 that no asset management fees will be payable on assets acquired using the proceeds from the private offering until you have sufficient cash flow to pay dividends on the preferred shares. Please revise to clarify, if true, that the asset management fees will be

accrued and will be payable as soon as you have sufficient cash flow to pay
dividends on the preferred shares.

Appendix A – Prior Performance Tables

Table I – Experience in Raising and Investing Funds, page A-2

8. Please tell us why you have included line items relating to dollar amount raised or
    contributed from sponsor and affiliates.

Table III – Operating Results of Public Program Properties, page A-7

9. American Realty Capital Trust Inc. is a public program, and thus, the information in
    the table should be presented on a GAAP basis. See Instruction 4 to Table III of
    Guide 5. Please revise accordingly or advise.

10. We note that, in this table, you have included the operating results of ARC Income
    Properties II, LLC in the consolidated operating results of American Realty Capital
    Trust, Inc. Please explain to us why you have included the operating results of ARC
    Income Properties II, LLC, which is a private program, in this table, particularly
    when you also have presented it separately in the Operating Results for Non-Public
    Program Properties table on page A-8.

Appendix A-1: Prior Performance of American Financial Realty Trust, page A-1-1

Consolidated Statements of Cash Flows, page A-1-2

11. We note that the presentation of American Financial Realty Trust's consolidated
    statements of cash flows does not appear to correlate to publicly available filings
    with the Commission. Please revise or advise.

Part II – Information Not Required In Prospectus, page II-1

Exhibit Index

Exhibit 8.1

12. We note your response to comment 17 in our letter dated January 15, 2010 and the
    following statement on page 3 of your tax opinion: "This opinion is rendered to you
    in connection with the sale of the Stock and may not be used by you or relied upon
    by the Company's stockholders for any other purpose." Please note that it is
    inappropriate to limit the manner in which shareholders may rely on your opinion
    and have counsel revise accordingly.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Peter M. Fass, Esq.
    James P. Gerkis, Esq.
    Proskauer Rose LLP
    Via facsimile (212) 969-2900